EXHIBIT 1

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of this 12 day of February, 2007 (“Agreement”), is by and among Trinad Capital Master Fund, Ltd. (“Trinad”) and each of the other persons whose signature appears under the caption “Stockholders” on the signature page hereof. For purposes of this Agreement, Trinad, and each person whose signature appears on the signature page hereof shall be referred to herein individually as “Stockholder” and collectively as the “Stockholders”.

WHEREAS, immediately following the Exchange (as defined below), each Stockholder will own beneficially of record or have the power to vote, or direct the vote of, either shares of common stock, par value $0.001 per share (“Common Stock”),shares of Series A Convertible Preferred Stock, par value $0.10 per share (“Series A Preferred Stock”), or shares of Series C Convertible Preferred Stock, par value $0.10 per share (“Series C Preferred Stock”, and together with the Series A Preferred Stock, the “Preferred Stock”) of MPLC, Inc., a Delaware corporation (“MPLC”), as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Common Stock and Preferred Stock and any shares of which ownership of record or the power to vote is hereafter acquired by the Stockholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the “Stock”);

WHEREAS, MPLC, New Motion, Inc., a Delaware corporation (“New Motion”), the Stockholders and certain other equity owners of New Motion have entered into an Exchange Agreement, dated January 31, 2007 (as the same may be amended from time to time) (the “Exchange Agreement”) which provides, upon the terms and subject to the conditions thereof, for the exchange of all of the shares of New Motion for shares of MPLC’s equity securities (the “Exchange”);

WHEREAS, MPLC’s Preferred Stock is convertible into Common Stock pursuant to a Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock and a Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, as applicable;

WHEREAS, as a condition to the consummation of the Exchange Agreement, the Stockholders have agreed to enter into this Agreement; and

WHEREAS, the capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Exchange Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Exchange Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
VOTING OF STOCK FOR DIRECTORS

SECTION 1.01    Vote in Favor of the Directors. During the period commencing on the date hereof and terminating one year thereafter, each Stockholder, in its capacity as a Stockholder of MPLC (or successor), agrees to vote (or cause to be voted) all Stock directly or indirectly owned by the Stockholder or over which the Stockholder has the beneficial ownership or the right to vote and all Stock which such Stockholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any meeting of the Stockholders of MPLC, and in any action by written consent of the Stockholders of MPLC, in favor of the election of one person designated by Trinad (the “Trinad Designee”) to the Board of Directors of MPLC and will not vote (or cause to be voted) for the removal of the Trinad Designee from the Board of Directors. Notwithstanding the foregoing, the Trinad Designee may be removed from the Board of Directors in the manner allowed by law and MPLC’s governing documents, but in the event such Trinad Designee is removed as a director of the Company, Trinad shall have the right to designate and nominate such removed director's replacement.

SECTION 1.02    Size of Board of Directors. The Stockholders agree that the Board of Directors of MPLC shall consist of three to seven persons during the term hereof, with the actual number to be determined by resolution of the Board of Directors and to initially equal six (6) members effective as of the Closing, and the Stockholders will take all such action to set the number of directors consistent with this Section 1.02.

SECTION 1.03    Trinad Designee.

Neither the Stockholders, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of any Stockholder, makes any representation or warranty as to the fitness or competence of the Trinad Designee to serve on the Board of Directors by virtue of such party’s execution of this Agreement or by the act of such party in designating or voting for such Trinad Designee pursuant to this Agreement.

SECTION 1.04    Term of Agreement. The obligations of the Stockholders pursuant to this Article I shall terminate on the first anniversary of the date of this Agreement.

ARTICLE II
VOTING FOR CORPORATE ACTIONS

SECTION 2.01    Vote in Favor of Corporate Matters. During the term of this Agreement, each Stockholder hereby agrees and covenants to vote or cause to be voted all of his Stock then owned by him, or over which he has voting power, and all Stock which such Stockholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any regular or special meeting of stockholders, or, in lieu of any such meeting promptly following the written request of any Stockholder, to give his written consent in any action by written consent of the stockholders, in favor of each of the following items (“Actions”):

(a)    To approve an increase in the authorized number of shares of Common Stock from 75,000,000 to 100,000,000;

(b)    To approve a 1 for 300 reverse stock split with special treatment for certain of MPLC’s stockholders to preserve round lot stockholders (“Reverse Split”);

(c)    To approve the change of the name of MPLC to a name selected by the Stockholders other than Trinad;

(d)    To approve the adoption of a stock incentive plan (“Stock Plan”); and

(e)    All such other actions as shall be reasonably necessary or desirable in connection with or related to the foregoing actions in (a) through (d) above including, without limitation, any amendment to the certificate of incorporation of MPLC to effect the foregoing.

SECTION 2.02    Grant of Proxy; Further Assurance. In the event that, in connection with any regular or special meeting of stockholders, or, in lieu of any such meeting, with a written consent in any action by written consent of the stockholders, within five (5) days following a written request thereof by an executive officer of MPLC (or a representative thereof), a Stockholder fails to vote or cause to be voted all of his Stock in favor of the Actions in accordance with the instructions set forth in such written request, or to execute a written consent in connection therewith, each Stockholder, by this Agreement, with respect to all Stock over which it has voting authority and any Stock hereinafter acquired by such Stockholder over which it may have voting authority, does hereby irrevocably constitute and appoint such executive officer, or any nominee, with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Stock as such Stockholder’s proxy, at every annual, special or adjourned meeting of the stockholders of MPLC (including the right to sign his or its name (as Stockholder) to any consent, certificate or other document relating to MPLC that may be permitted or required by applicable law) in favor of the adoption and approval of each of the Actions. This proxy extends to no other matter, except for the Actions as enumerated above. Each Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in MPLC the power to carry out the provisions of this Agreement.

SECTION 2.03    Termination. The obligations of each Stockholder pursuant to this Article II shall terminate upon the adoption and approval of the Actions by the stockholders of MPLC.

SECTION 2.04    Obligations as Director and/or Officer. If a Stockholder or any of its affiliates or nominees is a member of the board of directors of MPLC (a “Director”) or an officer of MPLC (an “Officer”), nothing in this Agreement shall be deemed to limit or restrict the Director or Officer acting in his or her capacity as a Director or Officer of MPLC, as the case may be, and exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to Stockholder solely in his or her capacity as a stockholder of MPLC and shall not apply to his or her actions, judgments or decisions as a Director or Officer of MPLC.

ARTICLE III
REPRESENTATIONS AND WARRANTIES;
COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby severally represents, warrants and covenants to the other Stockholders as follows:

SECTION 3.01    Authorization. Such Stockholder has full legal capacity and authority to enter into this Agreement and to carry out such person’s obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by the other Stockholders) this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

SECTION 3.02    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any Legal Requirement applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Stockholder, including, without limitation, the Stock, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(b)    The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

SECTION 3.03    Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of such Stockholder or any of such Stockholder’s affiliates, threatened against such Stockholder or any of such Stockholder’s affiliates or any of their respective properties or any of their respective officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair such Stockholder’s ability to consummate the actions contemplated by this Agreement. There is no judgment, decree or order against such Stockholder or any of such Stockholder’s affiliates, or, to the knowledge of such Stockholder of any of such Stockholder’s affiliates, any of their respective directors or officers, in the case of a corporate entity (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the actions contemplated by this Agreement, or that would reasonably be expected to have a material adverse effect on such Stockholder’s ability to consummate the actions contemplated by this Agreement.

SECTION 3.04    Title to Shares. Such Stockholder is the legal and beneficial owner of its Stock free and clear of all Liens.

ARTICLE IV
GENERAL PROVISIONS

SECTION 4.01    Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 4.01):

(a)    If to any Stockholder (other than Trinad):

Burton Katz
New Motion, Inc.
42 Corp Park, Suite 250
Irvine, CA 92606
Phone: (949) 777-3700
Fax: (949) 777-3707

with a copy to

Stubbs Alderton & Markiles, LLP
15260 Ventura Boulevard, 20th Floor
Sherman Oaks, CA 91403
Attn: Scott Galer, Esq.
(818) 444-4513 telephone
(818) 475-1780 telecopy

(b)    If to Trinad:

Trinad Management, LLC
2121 Avenue of the Stars
Suite 1650
Los Angeles, CA 90067
Attn: Robert S. Ellin
Phone:
Fax:

with a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
Attn: Kenneth R. Koch, Esq.
Phone: (212) 935-3000
Fax: (212) 983-3115

SECTION 4.02    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 4.03    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 4.04    Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

SECTION 4.05    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 4.06    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

SECTION 4.07    Disputes. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Los Angeles County, California.

SECTION 4.08    No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 4.09    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 4.10   Waiver of Jury Trial. To the extent legally permissible, each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

SECTION 4.11   Exchange Agreement. All references to the Exchange Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.

[Signature page(s) follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

TRINAD CAPITAL MASTER FUND, LTD.

By:
Robert S. Ellin
Title:

EUROPLAY CAPITAL ADVISORS, LLC

By:

MPLC HOLDINGS, LLC

By:

_________________________________
RAYMOND MUSCI

_________________________________
SCOTT WALKER

EXHIBIT A

STOCKHOLDERS

Name of Stockholder	Number of Shares Owned Beneficially and of Record (1)
Trinad Capital Master Fund, Ltd.	69,750,000 shares of Stock, 1 share of Series A Preferred Stock
Raymond Musci	30,000 shares of Series C Preferred Stock
MPLC Holdings, LLC	188,496.5 shares of Series C Preferred Stock
Europlay Capital Advisors, LLC	50,000 shares of Series C Preferred Stock
Scott Walker	161,578 shares of Series C Preferred Stock

(1) Prior to giving effect to the Reverse Split

(2) Each share of Series A Preferred Stock is convertible into 360,000,000 shares of MPLC’s common stock (prior to giving effect to the Reverse Split), with preferred stockholders voting with common stockholders on an as converted basis.

(3) Each share of Series C Preferred Stock is convertible into approximately 4358.213 shares of MPLC’s common stock (prior to giving effect to the Reverse Split), with preferred stockholders voting with common stockholders on an as converted basis.